New Dragon Asia Corp.
10 Huangcheng Road (N)
Longkou, Shandong Province
People’s Republic of China 265701

February 24, 2011

VIA EDGAR CORRESP Submission

Mr. H. Roger Schwall Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	New Dragon Asia Corp. Preliminary Revised Proxy Statement on Schedule 14A Filed January 27, 2011
Dear Mr. Schwall:

We hereby respond to the comments discussed in a telephone conference between the Staff and US securities counsel for the Company, Loeb & Loeb LLP.  Attached hereto are revised pages from a further amended Preliminary Proxy Statement on Schedule 14A containing the additional disclosure discussed with members of the Staff and which we intend to file with the Securities and Exchange Commission promptly upon being advised by the Staff that they have no further comments in this regard.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated.  If you have further questions please feel free to contact either Mitchell Nussbaum of Loeb & Loeb LLP at (212) 407-4159 or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP at (212) 407-4970 . Thank you.

Sincerely,

/s/ Li Xia Wang

Li Xia Wang
Chief Executive Officer
New Dragon Asia Corp.

PROPOSAL 1

APPROVAL OF AN AMENDMENT TO OUR ARTICLES
OF INCORPORATION TO INCREASE THE NUMBER
OF AUTHORIZED COMMON SHARES

The Board of Directors has approved an amendment to our Articles of Incorporation, as amended (the “Articles of Incorporation”) that will increase the aggregate number of Class A common shares authorized for issuance from 100,000,000 shares to 119,509,894 shares. The Board of Directors is submitting the proposed amendment to the shareholders for approval at the Annual Meeting.

The text of the form of amendment to the Articles of Incorporation, which would be filed with the Department of State of the State of Florida to effect the increase in authorized common shares, is set forth in Annex C to this proxy statement. The text of the form of amendment accompanying this proxy statement is, however, subject to amendment to reflect any changes that may be required by the office of the Department of State of the State of Florida or that the Board of Directors may determine to be necessary or advisable ultimately to comply with applicable law and to effect the increase in authorized common shares.

The additional common shares would become part of the existing class of common shares, and the additional shares would have the same rights and privileges as the common shares now issued. There are no preemptive rights relating to the common shares.

The Articles of Incorporation presently authorizes the issuance of 100,000,000 Class A common shares, 2,000,000 Class B common shares and 5,000,000 preferred shares, each having a par value of $.0001 per share. Of the 100,000,000 presently authorized Class A common shares, 119,509,894 shares were issued and outstanding on ________, 2011, the record date of the Annual Meeting.   19,509,894 shares of the Company’s Class A common stock were issued in excess of the Company’s Articles of Incorporation.  Such shares are void under Florida law and are not entitled to vote at the Annual Meeting or to any other rights of a stockholder of the Company.

Our Board of Directors believes that approval of the amendment to effect the increase in authorized common shares is in the best interests of the Company and our shareholders to cure the over-issuance of 19,509,894 shares of Class A common stock and has unanimously recommended that the proposed amendment be presented to our shareholders for approval.

Reasons for the Authorized Share Increase

Our Board of Directors believes that the proposed increase in the authorized common shares is in the best interests of the Company and our shareholders and believes that it is advisable to authorize such additional shares to cure the over-issuance of Class A common shares during 2010.  Such shares were issued to holders of the Company’s Series A and Series B Preferred Stock as a quarterly interest dividend pursuant to the terms of the Series A and Series B Preferred Stock by means of electronic “book-entry” transfers in July and October of 2010 into the brokerage accounts of the relevant holder.  As the dividend payment provisions of both series of Preferred Stock had been agreed to by the Company and the investors at a time when the market price of our Class A Common Stock was approximately forty times higher than the prevailing market price at the time of issuance, the dividend payment was effected without consideration for whether our Articles of Incorporation authorized sufficient shares to cover those being paid as a dividend.  Any shareholder holding void shares is entitled to recover their value from the Company unless the Company is able to replace the void share with a valid share.  We believe, based on relevant provisions of Florida law and our interpretation of their application to this situation, that the increase in authorized common shares will enable the Company to replace the 19,509,894 void shares with valid shares.  This interpretation is based upon Section 678.2101 of the Florida Statutes, which provides that “an overissue does not occur if appropriate action has cured the overissue,” and the fact that the traditional means by which an overissuance has been cured has been by a vote of the corporation’s shareholders (other than those holding void or voidable shares) to authorize the issuance of additional shares, although it should be noted that we are not aware of any judicial authority in Florida having considered facts similar to those involved in this case.  If this proposal is not approved, the Company may be obligated to buy back the void shares, resulting in a potential commitment amounting to approximately $800,000 plus the expenses associated with administering such claims.  Therefore, the Board of Directors believes that it is in the best interest of the Company and our shareholders to increase such additional shares of Class A common stock.

Due to the provisions of Florida statutory law (as discussed above) that describe a cure for overissuance of shares but do not include an explicit procedure that should be followed by a Florida corporation to effect such a cure, there is a risk that a shareholder may challenge the validity of the Amendment to our Articles of Incorporation contained in this Proposal 1 based on alternative theories of Florida law.  Should a court decide that such Amendment is not effective under Florida law due to such alternative theories, there would be a risk that those shareholders holding void shares prior to the reverse stock split (and, potentially, their subsequent transferees after the reverse stock split) would be able to bring a claim for the value they paid for the over-issued shares under Section 678.2101(4) of the Florida Statutes, unless and until we were able to effect the cure under such alternative theory.  We believe that the likelihood of such claims of alternative theories of Florida law being brought and their being successfully litigated is remote.

Amendment

If the Authorized Share Increase is approved, the first full paragraph of ARTICLE IV of the Articles of Incorporation will read as follows:

“The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be (i) one hundred twenty six million five hundred and nine thousand eight hundred and ninety four (126,509,894) shares of common stock, par value $.0001 per share (“Common Stock”), of which 119,509,894 have been designated as Class A Common stock and 2,000,000 shares have been designated as Class B Common Stock, and (ii) five million (5,000,000) shares of Preferred Stock having a par value of $.0001 per share.”

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